UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2023

TV CHANNELS NETWORK INC.

(Exact Name of the Registrant as Specified in its Charter)

Nevada	86-3939374
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

7582 Law Vegas Blvd. South

Las Vegas, Nevada 89123

(Address of Principal Executive Offices and Zip Code)

702-721-9915

(Registrant's Telephone Number, Including Area Code)

ITEM 1.MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements

Results of Operations

Revenues

As of December 31, 2023, the Company has no revenue.

Cost of Services

As of December 31, 2023, the Company has no revenue.

General and Administrative Expenses

Our operating expenses from inception on August 12, 2022, until December 31, 2023, has been $522.00.

Liquidity and Capital Resources

As of December 31, 2023, the Company had approximately $578.00 in total assets, of which $500.00 is in software under development.

The Company has enough capital to last up to and through the offering, to sustain its current operations. The Company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 36 months. We anticipate that we will need at least $20,000,000 to attain significant business growth. In the future, we may need to seek additional capital, potentially through, bonds, or convertible notes to fund our plan of operations.

PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS

See “DESCRIPTION OF BUSINESS” in Form 1-A:

Insurance

The Company does not currently have, nor does it contemplate purchasing any liability or other insurance in the near-term future.

Employee Benefit Plan and Medical and Health Insurance

Upon commencement of revenue-producing operations, or shortly thereafter, the Company expects to implement an Employee Benefit Plan and medical and health insurance for each officer that is competitive with industry standards.

Key Man Insurance

The Company does not hold “Key Man” life insurance on any of its officers and directors. However, the Company is currently considering key man life insurance on each of its officers upon the closing of the Offering Circular described herein or shortly thereafter.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity, or capital expenditures.

CONTRACTUAL OBLIGATIONS

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the fair value of the Company’s common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company’s deferred tax assets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

ITEM 2.OTHER INFORMATION

None

ITEM 3.FINANCIAL STATEMENTS

TV Channels Network Inc.

Balance Sheet Statement

As of December 31, 2023 (UnAudited)

2023
ASSETS
Bank Account	$78
Total Current Assets	78

Software (Under Development)	500
Total Non-Current Assets	500

TOTAL ASSETS	$578

LIABILITIES AND EQUITY
Current Liabilities	-
Non-current Liabilities	-
Total Liabilities	-

Stockholders’ Deficit
Common Stock, $0.001 par value, 800,000,000 shares authorized and 38,521,700 shares issued and outstanding.	1,100
Retained Earnings	(522)
TOTAL LIABILITIES AND EQUITY	$578

TV Channels Network Inc.

Income Statement

For the year ended December 31, 2023 (UnAudited)

2023
Revenues

Total Revenues	$-

Less Operating Expenses
General and Administrative	(459)
Legal Fees	(63)
Total Operating Expenses	(522)

Net Income (Loss)	$(522)

TV Channels Network Inc.

Statement of Changes in Equity

As of December 31, 2023 (UnAudited)

	Common Shares	Additional Paid In Capital	Earnings	Equity Balance
Equity Opening Balance as of August 1, 2022	-	-	-	-

Issued shares (38,521,700) as of December 31, 2023	-	1,100	-	1,100
Net Loss as of December 31, 2023	-	-	(522)	578

Equity Ending Balance as of December 31, 2023	-	1,100	(522)	578

TV Channels Network Inc.

Statement of Cash Flow

For the year ended December 31, 2023(UnAudited)

2023
OPERATING ACTIVITIES
Net Income (Loss)	$(522)
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Net Cash used for Operating Activities	(522)

Cash Used for Investing Activities
Software (Under Development)	(500)
Net Cash Provided by Investing Activities	(500)

Cash provided by Financing Activities
Additional Paid In Capital	1,100
Net Cash Provided by Financing Activities	1,100

NET CASH INCREASE (DECREASE) FOR PERIOD	78
Cash at the beginning of the period	-
CASH AT END OF PERIOD	$78

TV Channels Network Inc.

Notes to the Financial Statements

As of December 31, 2023

1.DESCRIPTION OF THE BUSINESS

TV Channels Network Inc. (The company) was established in August 2022 in Nevada and operations started in January 2023.

TV Channels Network basic service is FREE. Users can sign up now to watch various movies. Agreements are currently signed to offer subscribers 350 National Live TV Cable Channels and around 40,000 movie titles once funding is completed. Live TV Channels will be offered as an up-sell to users. Top-tier films from major studios will be available on the platform once funding needs are met. Plus, TV Channels Network intends to become the first streaming service to offer subscribers 100 Video Music Concert Channels. The Video on Demand Pay Per View side of the streaming platform is already built out. The Legends of Classic Soul concerts will be available as Pay Per View events. The Legends of Classic Soul features concerts by The Four Tops, The Chi-Lites, The Dramatics, The Whispers, The Dells, The Manhattans, Harold Melvin’s Blue Notes, The Main Ingredient featuring Cuba Gooding, The Temptations Review featuring Dennis Edwards, and many more additional R&B groups.

TV Channels Network intends to feature many rock and rap legends from PBS On Tour Concert series. On Tour recorded an unprecedented historic 151 artists live in concert in 1997 on video. Full length concerts were recorded on Sting, Meatloaf, Ozzy Osbourne, Lenny Kravitz, Busta Rhymes, Lou Reed, The Cure, Devo, Hot Tuna, Dennis Brown, Bad Religion, Joan Osborne, Goo Goo Dolls, Bruce Hornsby, Indigo Girls, Smashing Pumpkins, No Doubt, Common Sense, Vic Chestnutt, White Zombie, Big Mountain, A Tribe Called Quest, Tears For Fears, The Fugees and Cypress Hill are some of the many artists in this legendary concert series. TV Channels Network’s goal is to enter new current revenue sharing agreements with every artist in this series once funding is completed.

TV Channels Network helps fund and is a partner of World Class Pro Wrestling. World Class Pro Wrestling promotes live monthly events which sometimes features various former and current WWE & AWE wrestlers. Subscribers have full access to watch all the exciting wrestling action right now on TV Channels Network - TV Channels Network.

TV Channels Network plans to compete with Amazon Prime Video, Apple’s Streaming Service, Disney+, HBO Max, Hulu, Peacock, Paramount Plus, Discovery, Netflix, YouTube, and others on the AVOD/TVOD (Streaming Video on Demand) market. In addition, the company intends to offer more affordable subscription prices. Access to Pay Per View Live Concert Events will be the first of its kind. TV Channels Network custom apps will be available on many devices.

TVCN service will include Dynamic Ad Insertion. This will allow our company to generate revenue by inserting ads into live linear programming and video on demand content. The plan is to gain viewers with various marketing and social media campaigns.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”). Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company’s inception. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

TV Channels Network Inc.

Notes to the Financial Statements

As of December 31, 2023

2.2.Use of Estimates

The preparation of the unaudited financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.Equity

The Company is authorized to issue 800 Million of common shares with no par value, and any amount paid is considered as Additional Paid In Capital. As of December 31, 2022, the company had issued 32 million shares.

2.4.Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

2.5.Software (Under development)

The Company is developing a website that manages the library of the movies and the customer subscriptions, any amount paid toward the development of the website is capitalized. More details can be found at https://tvchannelsnetwork.com/.

2.6Going Concern Matters

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has incurred losses and generated negative cash flows from operating activities since inception. As of December 31, 2023, the Company had an accumulated deficit of $522. The Company’s cash balance are not currently sufficient and cannot be projected to cover its operating expenses for the next twelve months from the filing date of this report. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements.

The Company’s existence is dependent upon management’s ability to develop profitable operations. Management is devoting substantially all its efforts to developing its business and raising capital and there can be no assurance that the Company’s efforts will be successful. No assurance can be given that management’s actions will result in profitable operations or the resolution of its liquidity problems. The accompanying unaudited financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company’s liquidity, the Company’s management is actively pursuing additional equity financing through discussions with investment bankers and private investors. There can be no assurance that the Company will be successful in its effort to secure additional equity financing.

ITEM 4.EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Channels Networks, Inc.

By: /s/ Darryl Payne

Name: Darryl Payne

Title: Chairman of the Board & CEO

Date: 2/13/2024

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

TV Channels Networks, Inc.

By: /s/ Darryl Payne

Name: Darryl Payne

Title: Chairman of the Board & CEO

Date: 2/13/2024